Delisting Determination,The Nasdaq Stock Market, LLC,
December 2, 2011, EpiCept Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of EpiCept Corporation
(the Company), effective at the opening of the trading session on December 12, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company was notified of the Staffs determination on April 6, 2011.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel.
However, on September 15, 2011,the Company withdrew its request for an appeal. Also on September 15, 2011, the Panel notified the Company that trading in the Companys securities would be suspended on September 19, 201 and the Staff determination to delist the Company became final on October 31, 2011.